Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

April 1, 2010

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Canada NewsWire on April 1, 2010 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On April 1, 2010, NovaGold announced that Robert J. (Don) MacDonald, Senior Vice President and Chief Financial Officer, will be leaving NovaGold effective immediately.

Item 5.	5.1 - Full Description of Material Change

On April 1, 2010, NovaGold announced that Robert J. (Don) MacDonald, Senior Vice President and Chief Financial Officer, will be leaving NovaGold effective immediately. Mr. MacDonald joined NovaGold in 2003 and has served as the chief financial officer of the Company since such time. Mr. MacDonald has agreed to provide consulting services to the Company for the next six months to assist with transitional matters. Elaine Sanders, Vice President Finance, will act as interim Chief Financial Officer while the Company conducts a search for Mr. MacDonald’s replacement.

5.2 – Disclosure for Restructuring Transactions

None.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

April 5, 2010